                                  EXHIBIT 99a

                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF INCOME

-----------------------------------------------------------------------------------------------------------------------
                                                         Three Months Ended June 30       Six Months Ended June 30
In thousands of dollars                                 ----------------------------    -------------------------------
(except per share amounts)                              1999        1998      Change    1999          1998       Change
-----------------------------------------------------------------------------------------------------------------------
REVENUES
Net sales                                             $256,062    $302,613    -15%      $535,989     $592,528    - 10%
Other income                                             2,396       2,384    + 1%         4,523        4,670    -  3%
                                                      ---------   ---------             ---------    ---------
                                                       258,458     304,997    -15%       540,512      597,198    -  9%

EXPENSES
Cost of sales                                          153,794     191,813    -20%       329,943      376,377    - 12%
Marketing and administrative                            62,207      61,889    + 1%       126,395      123,933    +  2%
Research and development                                12,293      14,390    -15%        26,179       28,466    -  8%
Interest                                                 4,700       4,371    + 8%        11,086        8,679    + 28%
Gain on divestiture of product lines                                                     (91,361)
                                                      ---------   ---------             ---------    ---------

INCOME BEFORE TAXES                                     25,464      32,534    -22%       138,270       59,743    +131%
Income taxes                                             8,697      11,387    -24%        49,308       20,910    +136%
                                                      ---------   ---------             ---------    ---------

INCOME BEFORE MINORITY INTERESTS                        16,767      21,147    -21%        88,962       38,833    +129%
Minority interests                                       3,022       4,730    -36%         6,383        8,186    - 22%
                                                      ---------   ---------             ---------    ---------

NET INCOME                                            $ 13,745    $ 16,417    -16%      $ 82,579     $ 30,647    +169%
                                                      =========   =========             =========    =========


NET INCOME PER SHARE - BASIC                             $0.60       $0.71    -15%         $3.61        $1.33    +171%
NET INCOME PER SHARE - DILUTED                           $0.60       $0.70    -14%         $3.58        $1.31    +173%

DIVIDENDS DECLARED PER SHARE                             $0.26       $0.26                 $0.52        $0.50    +  4%

AVERAGE SHARES OUTSTANDING (000) - BASIC                22,769      23,012    - 1%        22,884       22,979
AVERAGE SHARES OUTSTANDING (000) - DILUTED              22,946      23,258    - 1%        23,030       23,231      -1%
-----------------------------------------------------------------------------------------------------------------------

See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99b

                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF FINANCIAL POSITION

----------------------------------------------------------------------------------------------------------------------
In thousands of dollars                                           June 30             December 31            June 30
(except per share amounts)                                         1999                  1998                  1998
--------------------------                                     -----------           ------------          -----------
ASSETS
Cash and short-term securities                                 $    87,849           $   111,049           $    70,256
Accounts receivable, net                                           176,207               203,872               212,129
Inventories
    Materials and supplies                                          53,397                65,180                64,160
    In process and finished                                        125,666               129,175               121,223
    LIFO reserve                                                   (15,258)              (17,388)              (18,329)
                                                               -----------           -----------           -----------
                                                                   163,805               176,967               167,054
Prepaid and deferred expenses                                       24,224                25,642                28,231
                                                               -----------           -----------           -----------
    Total current assets                                           452,085               517,530               477,670

Property, plant and equipment, at cost, net                        331,870               360,456               356,332
Excess of cost over net assets of businesses acquired              122,753               156,989                93,818
Patents, technology, trademarks, and covenants                     117,312               118,152                28,229
Other assets                                                        54,596                55,241                46,161
                                                               -----------           -----------           -----------
                                                               $ 1,078,616           $ 1,208,368           $ 1,002,210
                                                               ===========           ===========           ===========
LIABILITIES & SHAREHOLDERS' EQUITY
Short-term debt                                                $    35,943           $    39,810           $    34,189
Accounts payable                                                    69,266                91,718                98,374
Dividends payable                                                    5,926                 5,989                 5,989
Accrued liabilities and taxes                                      116,728                95,427                93,120
Current installments of long-term debt                              17,319                17,230                12,914
                                                               -----------           -----------           -----------
    Total current liabilities                                      245,182               250,174               244,586

Long-term debt                                                     199,784               382,163               179,764
Deferred items                                                      40,675                36,160                33,504
Long-term deferred income taxes                                     45,484                53,481                22,186
Long-term environmental reserves                                    12,834                13,501                13,609
Minority interests                                                  86,748                84,340               114,758

Shareholders' equity
    Common stock and paid-in capital                                40,125                40,255                37,699
    Retained earnings                                              488,750               418,074               428,994
    Treasury stock                                                 (59,167)              (51,512)              (49,629)
    Accumulated other comprehensive income                         (21,799)              (18,268)              (23,261)
                                                               -----------           -----------           -----------
            Total shareholders' equity                             447,909               388,549               393,803
                                                               -----------           -----------           -----------
                                                               $ 1,078,616           $ 1,208,368           $ 1,002,210
                                                               ===========           ===========           ===========
EQUITY PER SHARE                                               $     19.65           $     16.86           $     17.10
----------------------------------------------------------------------------------------------------------------------

See accompanying notes to the condensed consolidated financial statements.

Amounts as of June 30, 1999 and June 30, 1998 are unaudited.

                                   EXHIBIT 99c

                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF CASH FLOWS
_______________________________________________________________________________

                                                                 Six Months Ended June 30
In thousands of dollars                                           1999               1998
-----------------------                                           ----               ----
OPERATIONS
Net income                                                     $  82,579           $  30,647
Noncash items
    Depreciation and amortization                                 30,321              26,035
    Gain on divestiture of product lines                         (91,361)
    Income taxes not due                                          19,687               6,375
    Minority interests                                             6,383               8,186
    LIFO inventory credit                                            (61)               (470)
    Equity in net income of affiliates                              (405)             (1,336)
    Other                                                           (732)                417
Operating working capital increase                               (40,745)            (30,670)
                                                               ---------           ---------
                                                                   5,666              39,184
                                                               ---------           ---------
INVESTMENTS
Property, plant and equipment                                    (34,678)            (34,247)
Acquisitions                                                     (13,481)             (1,047)
Divestitures                                                     228,916
Proceeds from exercise of LTI stock options                        1,625               3,168
Other                                                               (723)              2,033
                                                               ---------           ---------
                                                                 181,659             (30,093)
                                                               ---------           ---------
FINANCING
Long-term debt, net                                             (182,576)              5,193
Short-term debt, net                                              (3,915)             (1,059)
Dividends paid                                                   (11,966)            (11,013)
LTI dividends paid to minority interest shareholders                (990)             (1,136)
Purchase of treasury stock                                       (10,126)
Other                                                              1,565               1,117
                                                               ---------           ---------
                                                                (208,008)             (6,898)
                                                               ---------           ---------
(DECREASE) INCREASE IN CASH AND SHORT-TERM SECURITIES          $ (20,683)          $   2,193
                                                               =========           =========

RECONCILIATION OF (DECREASE) INCREASE IN CASH AND
   SHORT-TERM SECURITIES
Cash and short-term securities at beginning of period          $ 111,049           $  68,306
Cash and short-term securities at end of period                   87,849              70,256
                                                               ---------           ---------
(Decrease) Increase in cash and short-term securities
   per Statement of Financial Position                           (23,200)              1,950
Currency translation effects                                       2,517                 243
                                                               ---------           ---------
                                                               $ (20,683)          $   2,193
                                                               =========           =========

_________________________________________________________________________
See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99d

                                                              DEXTER CORPORATION

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

______________________________________________________________________________________________________________________________
                                                     Three Months Ended June 30               Six Months Ended June 30
                                                  ------------------------------------       ---------------------------------
In thousands of dollars                           1999           1998         Change       1999            1998        Change
                                                  ----           ----         ------       ----            ----        ------
______________________________________________________________________________________________________________________________
NET INCOME                                      $13,745        $16,417      -    16%     $82,579        $30,647      +     169%
                                                --------       --------                  --------       --------

OTHER COMPREHENSIVE INCOME (LOSS),
  NET OF TAX
  Currency translation effects                   (3,600)          (389)                   (3,178)          (142)
  Unrealized losses on investments                 (168)          (156)     +     8%        (353)          (194)     +      82%
                                                --------       --------                  --------       --------
OTHER COMPREHENSIVE INCOME (LOSS)                (3,768)          (545)                   (3,531)          (336)
                                                --------       --------                  --------       --------
COMPREHENSIVE INCOME                            $ 9,977        $15,872      -    37%     $79,048        $30,311      +     161%
                                                ========       ========                  ========       ========
______________________________________________________________________________________________________________________________

See accompanying notes to the condensed consolidated financial statements.

Amounts are unaudited.

                                   EXHIBIT 99e

                                                              DEXTER CORPORATION

NET SALES BY SEGMENT

_________________________________________________________________________________________________________________________________

                                         Three Months Ended June 30                           Six Months Ended June 30
                                    -------------------------------------               -----------------------------------
In thousands of dollars             1999            1998           Change               1999           1998          Change
_________________________________________________________________________________________________________________________________
LIFE SCIENCES (a)                $ 99,814        $ 91,544        +       9%           $199,351       $179,899       +      11%

NONWOVENS                          74,106          72,889        +       2%            143,496        139,691       +       3%

SPECIALTY POLYMERS (b)             82,142         138,180        -      41%            193,142        272,938       -      29%
                                 ---------       ---------                            ---------      ---------

CONSOLIDATED                     $256,062        $302,613        -      15%           $535,989       $592,528       -      10%
                                 =========       =========                            =========      =========

(a) The effect of businesses acquired increased net sales in the Life Sciences segment by $.7 million, or 1% for the quarter.

(b) The effect of businesses divested decreased net sales in the Specialty Polymers segment by $56.4 million, or 41%, for the quarter, and $74.6 million, or 27%, year-to-date.


_________________________________________________________________________________________________________________________________

OPERATING INCOME BY SEGMENT
_________________________________________________________________________________________________________________________________

                                               Three Months Ended June 30                      Six Months Ended June 30
                                              ----------------------------                    --------------------------
In thousands of dollars                     1999          1998          Change             1999          1998         Change
_________________________________________________________________________________________________________________________________
LIFE SCIENCES (a)                         $12,893       $14,675        -      12%        $ 26,718       $28,164     -         5%

NONWOVENS                                   9,536        10,915        -      13%          18,241        20,463     -        11%

SPECIALTY POLYMERS (b)                     10,229        13,880        -      26%         110,971        25,149
                                          --------      --------                         ---------      --------

   CONSOLIDATED OPERATING INCOME           32,658        39,470        -      17%         155,930        73,776     +       111%

OTHER INCOME, NET                           2,225         1,166        +      91%           3,161         2,635     +        20%

INTEREST EXPENSE                           (4,700)       (4,371)       +       8%         (11,086)       (8,679)    +        28%

GENERAL CORPORATE EXPENSE                  (4,719)       (3,731)       +      26%          (9,735)       (7,989)    +        22%
                                          --------      --------                         ---------      --------

   CONSOLIDATED INCOME BEFORE TAXES       $25,464       $32,534        -      22%        $138,270       $59,743     +       131%
                                          ========      ========                         =========      ========
(a)      Life Sciences operating income includes $2.0 million of amortization charges for the quarter, and $5.5 million, year-to-date associated with Dexter's increased ownership in LTI.

(b)      The gain on the divestiture of product lines increased operating income in the Specialty Polymers segment by $91.4 million year-to-date.
_________________________________________________________________________________________________________________________________


Amounts are unaudited.

                                  Exhibit 99f

                               Dexter Corporation
              Notes to Condensed Consolidated Financial Statements


Note 1 - In the opinion of the Company's management, the unaudited condensed consolidated financial statements reflect adjustments of a normal recurring nature which are necessary to present fairly the results for the interim periods. The notes to the condensed consolidated financial statements, including management's discussion in Part 1, Item 2 of this Form 10-Q, are incorporated as part of these condensed consolidated financial statements. The year-end condensed balance sheet data was derived from the audited financial statements.

Note 2 - Presented below is the reconciliation between basic earnings per share and diluted earnings per share for the three and six-month periods ended June 30, 1999 and 1998:

Amounts in thousands     Three Months ended June 30     Six Months ended June 30
(except per share data)         1999          1998           1999          1998
-------------------------------------------------------------------------------
EARNINGS PER SHARE - BASIC:
 Net income                  $13,745       $16,417        $82,579       $30,647
 Weighted average shares
  outstanding                 22,769        23,012         22,884        22,979
 Earnings per share - basic     $.60          $.71          $3.61         $1.33

EARNINGS PER SHARE -
  DILUTED:
 Net income                  $13,745       $16,417        $82,579       $30,647
 Effect of subsidiary
  dilutive options on net
  income                         (19)         (111)           (39)         (220)
                             -------       -------        -------       -------
                             $13,726       $16,306        $82,540       $30,427
                             =======       =======        =======       =======
 Weighted average shares
  outstanding                 22,769        23,012         22,884        22,979
 Weighted average effect of
  common stock equivalents       177           246            146           252
                             -------       -------        -------       -------
                              22,946        23,258         23,030        23,231
                             =======       =======        =======       =======

 Earnings per share diluted     $.60          $.70          $3.58         $1.31

-------------------------------------------------------------------------------

                                  Exhibit 99f


                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)



Note 3 - In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. As issued, this statement is effective for all fiscal quarters of all fiscal years beginning after June 15, 1999. In June 1999, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards
         (SFAS) No. 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No.
         133. This statement amends Statement No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company is currently evaluating the impact of SFAS No. 133.

Note 4 - The following are included as components of Common Stock and Paid-in
         Capital:

COMMON STOCK & PAID-IN CAPITAL          JUNE 30,       DECEMBER 31,        JUNE 30,
(IN THOUSANDS OF DOLLARS)                1999             1998              1998
---------------------------------       --------       ------------        --------
Common stock                            $24,984          $24,984           $24,984
Paid-in capital                          18,634           17,689            16,570
Unearned compensation on
  restricted stock                       (3,493)          (2,418)           (3,855)
                                        -------          -------           -------
                                        $40,125          $40,255           $37,699
                                        =======          =======           =======

Note 5 - The following are included as components of Accumulated Other Comprehensive Income:

ACCUMULATED OTHER COMPREHENSIVE         JUNE 30,       DECEMBER 31,        JUNE 30,
INCOME (IN THOUSANDS OF DOLLARS)         1999             1998              1998
---------------------------------       --------       ------------        --------
Currency translation effects             ($21,035)     ($17,857)           ($22,617)
Unrealized losses on investments             (743)         (390)               (620)
Minimum pension liability adjustment          (21)          (21)                (24)
                                        ---------        -------           --------
                                         ($21,799)     ($18,268)           ($23,261)
                                        =========      ========            ========


Note 6 - Presented below is a reconciliation of currency translation effects, included in the Statement of Comprehensive Income, for reclassification adjustments due to divestitures:

                                        THREE MONTHS ENDED       SIX MONTHS ENDED
(IN THOUSANDS OF DOLLARS)                 JUNE 30, 1999            JUNE 30, 1999
-------------------------               ------------------       ----------------
Currency translation effects                 ($3,600)                ($11,752)
Plus: Reclassification adjustments
      for losses included in net
      income due to divestitures                                        8,574
                                             -------                 --------
Net currency translation effects             ($3,600)                ($3,178)
                                             =======                 ========

                                  Exhibit 99f

                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)

Note 7- In August 1998, the Company entered into a purchase and sale agreement to sell certain assets and stock of its Packaging Coatings business and Dexter SAS to The Valspar Corporation. The sale of these businesses was subject to regulatory approval and customary closing conditions. This transaction was completed in February 1999 with total proceeds of $225 million subject to post-closure adjustments.

         In January 1999, the Company divested its 40% interest in Akzo Dexter Aerospace Finishes VoF, a joint venture between the Company and Akzo Nobel NV, to Akzo Nobel NV for approximately book value.

Note 8- In December 1998, Dexter acquired an additional 22% ownership of LTI. As a result of the acquisition, Dexter owns an aggregate of approximately 71% of the total number of issued and outstanding shares of LTI.

         The following unaudited pro forma information presents the results of operations of the Company as if the acquisition had taken place on January 1, 1998.

           In Thousands of Dollars    Three Months Ended    Six Months Ended
          (except per share amounts)     June 30, 1998        June 30, 1998
          --------------------------  ------------------    ----------------
          Net Sales                         $302,613             $592,528
          Net Income                        $ 14,680             $ 26,062
          Net Income Per Share-diluted        $.63                $1.12

         These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as the charges for acquired-in-process research and development and transaction costs, additional amortization expense, and increased interest expense on acquisition debt. They do not purport to be indicative of the results of operations which actually would have resulted had the acquisition occurred on the date indicated, or which may result in the future.

Note 9- Assets in the Specialty Polymers segment at June 30, 1999 were $261.3 million, a decrease of $156.7 million, compared with $418 million at December 31, 1998. This decrease was primarily due to the divestiture of the Packaging Coatings business, including Dexter SAS, in February 1999.

         Assets in the Life Sciences segment at June 30, 1999 were $333.3 million, an increase of $35.8 million, compared with $297.5 million at December 31, 1998. This increase was primarily due to the acquisition by LTI of a process chromatography and research products business in May 1999, and capital expenditures, net of depreciation.

                                  Exhibit 99f

                               Dexter Corporation
        Notes to Condensed Consolidated Financial Statements (continued)

Note 10 - The Company and its subsidiaries are subject to potential liability under government regulations, contractual and other matters, and various claims and legal actions which are pending or may be asserted. These matters arise in the ordinary course and conduct of the business of the Company and its subsidiaries and some are expected to be covered, at least in part, by insurance. At June 30, 1999, $0.3 million of current and $5 million of long-term receivables from third party insurance companies are included as assets of the Company. Equal and offsetting payables to third parties are included as liabilities of the Company. It is reasonably possible that some of the potential claims and legal actions that may be asserted against LTI could be decided unfavorably to LTI and, if so, this could have a material adverse effect on the Company's operating results or cash flows in future reporting periods. While the outcome of all of the pending and potential claims and legal actions against the Company and its subsidiaries cannot be forecast with certainty, management believes that, with the possible exception of the potential liability of LTI described above, such matters should not result in any liability which would have a material adverse effect on the Company's financial position, results of operations, or cash flows.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Dexter Corporation

We have reviewed the accompanying condensed statement of financial position of Dexter Corporation as of June 30, 1999 and 1998, and the related condensed statements of income and comprehensive income for the three and six month periods then ended, and the condensed statement of cash flows for the six month periods then ended. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

We have previously audited, in accordance with generally accepted auditing standards, the consolidated statement of financial position of Dexter Corporation as of December 31, 1998, and the related consolidated statements of income, cash flows, and changes in shareholders' equity for the year then ended (not presented herein); and in our report dated February 9, 1999, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed statement of financial position as of December 31, 1998 is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP

Springfield, Massachusetts
July 14, 1999